Exhibit 23.1

Consent of Independent Auditor

The Board of Directors

EXCO Resources, Inc:

We consent to the reference to our firm under the caption “Experts” in the Prospectus Supplement dated December 12, 2012 to the Form S-3 (No. 333-180070) of Harbinger Group Inc. and to the incorporation by reference in the registration statement on Form S-3 (No. 333-180070) of Harbinger Group Inc. of our report dated December 6, 2012 with respect to statements of revenues and direct operating expenses of the Certain Conventional Oil and Natural Gas Properties of EXCO Resources, Inc. for the years ended December 31, 2011, 2010 and 2009, which report appears in the Current Report on Form 8-K of Harbinger Group Inc. filed on December 11, 2012.

/s/ KPMG LLP

Dallas, Texas

December 12, 2012